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                              December 5, 2023

       Nick Langton
       Chief Executive Officer
       Alta Global Group Ltd
       Level 1, Suite 1, 29-33 The Corso
       Manly, New South Wales 2095

                                                        Re: Alta Global Group
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed November 17,
2023
                                                            File No. 333-275618

       Dear Nick Langton:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 Filed November 17, 2023

       Company Overview, page 1

   1. We note your response to our comment 1. Please augment your disclosure to quantify the number of participants
or subscribers, current and historical on a comparative basis, for at least the last 2 fiscal
years.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 38

   2. Please reconcile for us the $6,346,000 raised from convertible notes for the period from
                                                        June 2023 to October
2023 with the $8,655,252 in proceeds from convertible notes in your statement of cash
flows for the year ended June 30, 2023 and revise your disclosure accordingly.
 Nick Langton
FirstName
Alta GlobalLastNameNick  Langton
            Group Ltd
Comapany5,
December   NameAlta
             2023    Global Group Ltd
December
Page 2    5, 2023 Page 2
FirstName LastName
Government Regulations, page 59

3. We note your revised disclosure in response to comment 11. Please augment your disclosure to disclose how all the various regulations have impacted or affected your business, where material.
Alta Global Group Limited Financial Statements for the Years Ended June 30, 2023 and 2022
Consolidated Statements of Cash Flows for the Years Ended June 30, 2023 and 2022, page F-6

4. Please reconcile for us the proceeds of $8,655,252 received from the private placement of convertible notes for the year ended June 30, 2023 with the disclosure of the issuance of convertible promissory notes during fiscal year 2023 as disclosed in
Note 21.
Notes to Consolidated Financial Statements
Note 2. Significant accounting policies
Revenue Recognition, page F-9

5. We note that you enter into license agreements with your partner gyms to run your training program within their gyms. We also note that the licensing fee is determined by the number of participants in each series and is paid by your partner gyms in the form of a revenue share agreement. This appears to be a sales-based royalty arrangement pursuant to IFRS 15. Please tell us how you determined that it is appropriate to recognize the full amount of the training fees, instead of only the portion of the fee you are entitled to under the contract. Please provide a comprehensive analysis supporting your current treatment.
Other Income, page F-10

6. Please disclose whether the refundable research and development grant program is available in future periods, and if so, the expected term of your participation. See paragraph 39 of IAS20.
Note 10. Trade and other receivables, page F-23

7. Please disclose the amounts due from the issuance of Convertible Notes included in Other advances at June 30, 2023 and tell us when these receivables were collected subsequent to year end.
Note 21. Financial Liabilities, page F-29

8. Please disclose what is meant by the "Qualified Equity Investment" feature for the conversion discount for the convertible notes.
 Nick Langton
FirstName
Alta GlobalLastNameNick  Langton
            Group Ltd
Comapany5,
December   NameAlta
             2023    Global Group Ltd
December
Page 3    5, 2023 Page 3
FirstName LastName
Note 23. Financial Instruments
Remaining contractual maturities, page F-33

9. Please reconcile for us the contractual maturities of your financial liability - host debt of
         $16,909,586 with your disclosures of the convertible notes payable in
Note 21.
Note 28. Events after the reporting period, page F-34

10. To the extent material, please disclose the proceeds from the issuance of convertible notes subsequent to June 30, 2023 consistent with your disclosure in liquidity and capital resources on page 38.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Trade & Services